SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Catalyst Paper Corporation
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

14889B102
(CUSIP Number)
Cyrus Capital Partners, L.P. 399 Park Avenue, 39th Floor New York, New York 10022 (212) 380-5800
Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 19, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14889B102	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Cyrus Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,452,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,452,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,452,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 44.41%
14	TYPE OF REPORTING PERSON PN/IA

CUSIP No. 14889B102	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Cyrus Capital Partners GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,452,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,452,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,452,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 44.41%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 14889B102	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS Stephen C. Freidheim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,452,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,452,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,452,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 44.41%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 14889B102	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 3 (“Amendment No. 3”) amends the statement on Schedule 13D filed with the SEC on May 13, 2016 (the “Original Schedule 13D”) as amended by Amendment No. 1 to the Original Schedule 13D, filed with the SEC on May 23, 2016 (“Amendment No. 1”) and by Amendment No. 2 to the Original Schedule 13D, filed with the SEC on June 29, 2016 (“Amendment No. 2,” and together with this Amendment No. 3, Amendment No. 1, and the Original Schedule 13D, the “Schedule 13D”) with respect to the common shares, no par value per share (the “Shares”), of Catalyst Paper Corporation, a corporation formed under the laws of British Columbia, Canada (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Original Schedule 13D. This Amendment No. 3 amends Items 4, 6, and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On July 19, 2016, the Parties and Kejriwal Group International executed a First Amendment to the Support Agreement, with effectiveness as of July 15, 2016, attached hereto as Exhibit 4 (the “Amendment”), which Amendment amends certain terms set forth in the Support Agreement with respect to the proposed acquisition of the Issuer and the exchange of certain indebtedness of the Issuer, including: (i) extending the deadline for achievement of certain material conditions to the transactions contemplated in the Support Agreement, (ii) adding a provision regarding the provision of updates with respect to progress in connection with the attainment of certain material conditions to the transactions contemplated in the Support Agreement and (iii) clarifying the Parties’ ability to engage in discussions among the Parties, the Issuer, the board of directors and/or management of the Issuer regarding potential modifications, amendments, extensions, replacements, refinancings, or any similar actions with respect to any securities of the Issuer held by the Parties. If consummated, the transactions contemplated by the Support Agreement, as amended, would have one or more of the effects specified in clauses (a) through (j) of Item 4. The transactions contemplated in the Support Agreement, as amended by the Amendment, are subject to a number of material conditions and there can be no assurance that the execution of the Support Agreement and the Amendment will result in the consummation of one or more transactions on the terms set forth in the Support Agreement, as amended by the Amendment, or at all. The full text of the Amendment is included as Exhibit 4 to this Amendment No. 3. The description of the Amendment contained in this response to Item 4 is qualified in its entirety by reference to the terms of such Amendment, which are incorporated herein by reference.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Item 7.	EXHIBITS

CUSIP No. 14889B102	SCHEDULE 13D/A	Page 6 of 7 Pages

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description

5	First Amendment to Support Agreement, dated as of July 15, 2016.

CUSIP No. 14889B102	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 19, 2016

Cyrus Capital Partners, L.P.

By:	/s/ Thomas Stamatelos
Name:	Thomas Stamatelos
Title:	Authorized Signatory

Cyrus Capital Partners GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

/s/ Stephen C. Freidheim
Stephen C. Freidheim